Exhibit 99.1

Press Release

Primega Group Holdings Limited Announces Ticker Symbol Change to ZADI

Hong Kong, May 14, 2025 – Primega Group Holdings Limited (Nasdaq: PGHL) today announced that its ticker symbol on the Nasdaq Stock Market will be changed from “PGHL” to “ZADI,” effective May 16, 2025.

This change reflects Primega Group Holdings Limited’s evolving identity and strategic vision as it continues to expand its presence in the market. The new ticker symbol, “ZADI,” symbolizes the company’s commitment to innovation, growth, and excellence in all its endeavors.

Building upon its existing business, Primega Group Holdings Limited is set to venture into groundbreaking territories, focusing on technological advancements in hotel marketing software development, digitized supply chain platforms, AI and IoT integration, cloud computing, and intelligent engineering equipment.

“We are excited to unveil our new ticker symbol, ZADI, which better aligns with our corporate objectives and future trajectory,” said Tan Yu, Chairman of Primega Group Holdings Limited. “This change marks an important milestone for our company as we embark on a new chapter of growth and success.”

Effective May 16, 2025, all trading and communications will be conducted using the new ticker symbol “ZADI.” Shareholders, investors, and market participants are advised to take note of this change for seamless trading activities.

For more information and updates, please visit Primega Group Holdings Limited’s official website at www.primegaghl.com.

About Primega Group Holdings Limited

Primega Group Holdings Limited, based in the Cayman Islands, operates through its Hong Kong subsidiary, Primega Construction Engineering Co. Limited. Specializing in environmentally friendly transportation services, Primega Construction focuses on reusing C&D materials and minimizing construction waste in Hong Kong’s construction sector. Primega Group Holdings Limited is poised to expand into new ventures beyond its current operations. The company aims to revolutionize the hotel and retail sectors with intelligent technology, empowering traditional industries and fostering sustainable value creation.

For more information, please contact:

Celestia Investor Relations

Dave Leung

Email: investors@celestiair.com